Exhibit 99.1

COLLABORATIVE RESEARCH AGREEMENT

(SK#6624)

Effective on the 1st day of February 2002,

SLOAN-KETTERING INSTITUTE FOR CANCER RESEARCH (hereinafter “SKI”), a not-for-profit corporation of the State of New York having offices at 1275 York Avenue, New York, NY 10021, and

VIRAGEN Inc., a business corporation with offices at 865 SW 78th Avenue, Suite 100, Plantation, Florida 33324.

In consideration of the mutual promises contained herein, AGREE AS FOLLOWS:

1.	RESEARCH PROGRAM

a.)	SKI and Viragen agree to collaborate in a research program exploring therapeutic potential of human monoclonal antibodies in Cancer (hereinafter, the “STUDY”) as described in Exhibit A, which is attached and made a part of this Agreement.

b.)	Each party will use its own funds to carry out its participation in the STUDY as described in Exhibit A, and will have sole control over the research it performs.

2.	PRINCIPAL INVESTIGATORS. The Principal Investigators assigned by SKI for directing the performance of the Study are Alan Houghton, Paul Chapman and Philip Livingston. If for any reasons the Principal Investigator(s) becomes unavailable, the affected party shall notify the other party. If a mutually acceptable successor is not identified, this agreement may be terminated immediately by either party.

3.	PERIOD OF PERFORMANCE. The Study shall be performed during the period February 1st 2002 through February 1st 2007. This Agreement shall terminate at the end of that time, unless extended in writing, signed by both parties.

4.	Annual Project Milestones . Reasonable Annual Project Milestones will be agreed by both parties before the 1st March each year and appended to the contract as Exhibit B.

5.	RELATIONSHIP OF PARTIES. The relationship between the parties under this Agreement shall be that of independent contractors and not as agent, joint venture, or partner. Nothing in this Agreement gives either party the right to act on behalf of the other or incur any obligation or liability on behalf of the other party without its prior written consent.

6.	RIGHTS IN WORK PRODUCT. All original research results, data, records and work product generated under this Agreement, including all tangible and intangible property, shall be owned by the party that generated them. If they are generated jointly, they will be jointly owned.

7.	REPORTS. The parties agree to provide progress reports on the Research Program described in Exhibit A. The necessity and frequency of each parties progress report shall be dependent on whether the Annual Project Milestones agreed in Article 4 of this Agreement and specified in Exhibit B are a milestone of the reporting party. Unless specified otherwise, each parties report on the progress of the Annual Project Milestones shall occur every six (6) months. For example only, in the case of Annual Project Milestones for 2002 – 2003, Viragen shall report on the progress of Milestones 1-5 every six (6) months and SKI shall have no reporting requirement during this particular period. Within ninety (90) days following termination of this Agreement, Viragen will furnish to SKI a final technical report summarizing the work performed and the results thereof.

8.	PUBLICATION. Each party agrees not to disclose or publish any STUDY data or results without first notifying the other party and allowing them thirty days for review and comments. SKI and Viragen agree to share all publications (including any abstract) of any and all results relating to the Study Data. Investigators from either institution shall have the option not to include their names or any publication. If a party reasonably believes a patent application relating to an invention should be filed prior to publication or presentation of Study data or results by the other party, it can request the other party to delay publication for up to sixty (60) days from the date of the request or until a patent application or applications are filed, whichever comes first.

9.	CONFIDENTIALITY.

a.)	During the term of this Collaborative Research Agreement, and for three (3) years thereafter, the parties shall not disclose to third parties or the public any information marked “Confidential” received from the other party under this Agreement, without the consent of the disclosing party. This confidentiality obligation shall not apply to such information which:

i.)	is or becomes a matter of public knowledge other than by the disclosing party;

ii.)	is, as shown by adequate proof, already in the possession of the receiving party prior to receiving it from the disclosing party;

iii.)	is developed independently of information received from the disclosing party, as evidenced by written documentation; or

iv.)	is lawfully disclosed to the receiving party by a third party not acquiring the information under an obligation of confidentiality to the disclosing party.

b.)	If confidential information must be disclosed pursuant to requirements or request of a governmental agency of by operation of law, the receiving party shall notify the disclosing party promptly, and shall not disclose the confidential information until the disclosing party has exhausted legal actions it may take to limit disclosure or, has given written permission of the disclosure.

c.)	The parties shall take reasonable measures to assure that no unauthorized use or disclosure of confidential information is made by their staff to whom access to such information is necessarily granted, and shall take the same care to preserve the confidentiality of each other’s confidential information as they do with their own.

10.	USE OF NAME. Viragen shall not use the name of SKI in advertising or for any other commercial purpose without the prior written approval of SKI.

11.	INVENTIONS AND DISCOVERIES.

a.)	Each party shall promptly notify the other party of any invention or discovery made or conceived in the course of and as a result of the STUDY. Title to all such inventions and discoveries which are made, conceived and/or reduced to practice in the course of and as a result of the STUDY:

i.)	solely by employees or agents of SKI (SKI Inventions) shall be owned solely by SKI:

ii.)	solely by employees or agents of Viragen (Viragen Inventions) shall be owned solely by Viragen; and

iii.)	jointly by employees or agents of both parties (Joint Inventions) shall be owned jointly.

b.)	SKI hereby grants Viragen an exclusive option to obtain an exclusive license, through good faith negotiation and on commercially reasonable terms, to any and all of SKI’s rights in each SKI invention or Joint invention in the course of and as result of the STUDY. This option to obtain the license shall extend for a period of three (3) months following disclosure of the invention to Viragen in case of an SKI invention, and filing of the first patent application covering the invention in case of a Joint invention.

c.)	Viragen hereby grants to SKI, and to its affiliated organizations, Memorial Hospital for Cancer and Allied Diseases and Memorial Sloan-Kettering Cancer Center, the non-exclusive license to use any and all Viragen inventions made by Viragen in the course of and as result of the STUDY for SKI’s and its affiliates’ own internal research, teaching and patient care purposes.

d.)	Both SKI and Viragen shall have the non-transferable right to use all non-patented information developed in the STUDY for any purpose.

e.)	Notwithstanding the above Sections 11a through d and Section 6 of this Agreement, the human and humanized monoclonal antibodies against GD3 antigen made under this Agreement shall be owned jointly by the parties. Neither party shall use the antibodies made under this Agreement for commercial use without the other party’s written consent.

12.	WARRANTIES AND INDEMNIFICATION. THE PARTIES MAKE NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING THEIR PERFORMANCE UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO THE MARKETABILITY, USE OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE RESEARCH RESULTS DEVELOPED UNDER THIS WORK, OR THAT SUCH RESULTS DO NOT INFRINGE UPON ANY THIRD PARTY PROPERTY RIGHTS. The parties agree to be responsible for their own actions under this Agreement, including any and all costs, damages, and expenses, including attorneys’ fees, arising from any claims, damages and liabilities asserted by third parties arising from the use of any work product obtained under this Agreement.

13.	TERMINATION. This Agreement may be terminated by either party giving to the other a minimum of ninety (90) days prior written notice to the other for any of the following reasons:

a.	Both parties agree that the Project is not scientifically or clinically viable,

b.	Failure to achieve agreed Annual Project Milestones (Exhibit B) as specified in Article 4 of this Agreement , provided such failure cannot be remedied within 90 days and provided the other party was primarily responsible for such failure

c.	Breach of the provisions of this Agreement by the other party that cannot be remedied within 90 days.

Provisions of sections 5, 6, 7, 8, 9 and 15 shall survive expiration or termination of this Agreement.

14.	AMENDMENTS. This Agreement embodies the entire understanding of the parties and shall supersede all previous communication, either verbal or written, between the parties relating to this Agreement. This Agreement may be amended only by the mutual written agreement of the parties.

15.	ASSIGNMENTS. This Agreement may not be assigned by either party without the prior written consent of the other.

16.	GOVERNING LAW. This Agreement is to be governed by and construed in accordance with laws of the State of New York.

17.	NOTICES. All notices shall be in writing and effective upon receipt. Notices shall be sent to the following addresses:

For SKI	For Viragen, Inc.

Director	CEO and Chairman
Office of Industrial Affairs	Viragen Inc.,
Sloan-Kettering Institute for Cancer Research	865 SW 78th Avenue, Suite 100
1275 York Avenue	Plantation, Florida
New York, New York 10021	33324

To show their agreement, authorized representatives of the parties have signed duplicate counterparts below.

VIRAGEN INC.		SLOAN-KETTERING INSTITUTE FOR CANCER RESEARCH

By:	/s/ Gerald Smith	By:	/s/ James S. Quirk
	Mr Gerald Smith		James S. Quirk
	Chairman & CEO		Senior Vice President
Research Resources Management

Date:	February 21, 2002	Date:	February 20, 2002

Exhibit A

Research Program

1.	Viragen shall finance and be responsible for the production of a human or humanized monoclonal antibody against GD3 antigen (“h-GD3 IgG”), SKI’s assistance is limited to provision of reagents and materials.

2.	SKI will work in good faith to provide Viragen with means of producing h-GD3 IgG including providing to Viragen access to living human B lymphocytes producing h-GD3 IgG or DNA of such lymphocytes. If such lymphocytes of the DNA are not available, then SKI shall provide Viragen with purified GD3 in a sufficient amount to produce such an antibody by other means. In addition SKI shall provide Viragen with purified GD3 for ELISA purposes.

3.	Viragen shall be responsible for manufacturing h-GD3 IgG to cGMP standards. Upon an agreement by SKI that such h-Gd3 IgG is suitable for clinical trials, Viragen shall provide such antibody to SKI in a sufficient amount, at no charge, for Phase I and Phase II clinical trials and for SKI’s internal, non-commercial research, teaching and patient care purposes.

4.	Viragen shall assist SKI to obtain an IND by providing appropriate documentation and financially supporting required preclinical tests.

5.	SKI shall coordinate and finance Phase 1 and Phase 2 clinical trials of cGMP h-GD3 IgG. SKI agrees that one arm of these trials shall contain a co-therapy with an agreed alpha interferon supplied by Viragen.

Exhibit B

Annual Project Milestones for 2002 - 2003

1.	Establishment of a stable cell line producing “humanized” antibody to GD3

2.	Establishment of Master Cell Bank for selected clone.

3.	Physiological characterization of antibodies: minibody, chimeric and others as mutually agreed, following the assay plan in Chapman et al 1994.

4.	Animal studies to assess toxicology and preclinical evaluation.

5.	cGMP production of antibody.

Signatures:

/s/ Alan Houghton	/s/ Bill Stimson
Prof. Alan Houghton	Prof. Bill Stimson
MSKCC	Viragen. Inc.